Exhibit 99.3

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 Website: www.northcore.com (TSX: NTI; OTCBB: NTLNF)

SUPPLEMENTAL MAILING LIST FORM
May 9, 2007

To Registered and Beneficial Shareholders:

In accordance with National Instrument 51-102, shareholders may elect annually to have their names added to Northcore’s Supplemental Mailing List for Interim Financial Statements with MD&A and Annual Reports.

By asking shareholders if you would like to receive our annual or interim financial statements and related MD&A, Northcore Technologies Inc. is providing value to you by reducing printing and postage costs, as well as benefiting the environment by saving paper. These documents are available on our website at www.northcore.com or on SEDAR a www.sedar.com. IF YOU DO NOT WISH TO RECEIVE THESE DOCUMENTS, SIMPLY DO NOTHING.

To receive copies of these materials please indicate your choices below and return to:

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, ON M9B 6C7
Tel: 416 640-0400 / Fax: 416 640-0412

I HEREBY CERTIFY that I am a Shareholder of the Company, and as such, request that you provide me with the following:

☐ Interim Financial Statements with MD&A

☐ Annual Report

PLEASE PRINT

__________________________________________________________________________________________________________
FIRST NAME      LAST NAME

__________________________________________________________________________________________________________
ADDRESS

__________________________________________________________________________________________________________
CITY              PROVINCE/ STATE                             POSTAL / ZIP CODE                                         COUNTRY

_________________________
E-MAIL ADDRESS

                                                            SIGNED: ___________________________
                                                     (Signature of Shareholder)
THIS IS AN ADDRESS CHANGE ☐

CONSENT TO ELECTRONIC DELIVERY OF DOCUMENTS
1.	I consent to receiving a document to which I am entitled, electronically rather than by mail. I understand that the documents I am entitled to receive include:
•    Northcore’s Quarterly Financial Report;
•    Northcore’s Annual Report (including Annual Financial Statements and Management’s Discussion and Analysis);
•    Notice of Northcore’s Annual or Special Meeting of Shareholders and related proxy material (when permitted by law);
•    Northcore’s Supplemental Mailing List Return Card;
•    Other corporate information about Northcore.
2.
I acknowledge that access to both Internet Email and The World Wide Web is required in order to access documents electronically. I will receive by email notification of the availability of a document in electronic format. The notification email will not contain the actual document. The notification email will contain a web address (or hyperlink) where the document can be found. By entering this address into my web browser, I can view, download, and print the document from my computer.

3.
I acknowledge documents distributed electronically will be distributed in Adobe’s Portable Document Format (PDF). The Adobe Acrobat Reader software is required to view documents in PDF format. The Reader software is available free of charge from Adobe’s web site at www.adobe.com. The Reader software must be correctly installed on my system before I will be able to view documents in PDF format.

4.
I acknowledge that I may request a paper copy of a document for which I have consented to electronic delivery at no cost by calling Northcore Technologies Inc. at 416-640-0400 or by sending a fax to 416-640-0412, by e-mail jracanelli@northcore.com, or regular mail at 302 The East mall, Suite 300 Toronto, Ontario M9B 6C7.

5.	I understand that Northcore will maintain, on its website, any document sent to me electronically, for at least six months and a maximum of 12 months from the date of posting to the website.
6.	I understand that I will be provided with a paper copy of any document intended to be delivered electronically, if electronic delivery fails.
7.
I understand that my consent may be revoked or changed, including any change in electronic mail address to which documents are delivered, at any time by notifying Northcore Systems at 416-640-0400 or by sending a fax to 416-640-0412, by e-mail jracanelli@northcore.com, or regular mail at 302 The East mall, Suite 300 Toronto, Ontario M9B 6C7.

8.	I understand that I am not required to consent to electronic delivery.

I have read and understand this "Consent to Electronic Delivery of Documents" form and consent to the electronic delivery of the documents listed above that the deliverer elects to deliver to me electronically, all in accordance with my instructions above and Northcore Technologies Inc. will use the information collected only for the electronic delivery of documents as provided herein.

Shareholder Name:	_______________________________________________________________________
Shareholder E-mail Address:	_______________________________________________________________________
Shareholder Mailing Address:	_______________________________________________________________________
Shareholder Signature:	_________________________________________________________________	Date:________